Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of McMoRan Exploration Co. for the registration of $140 million 5.25% Convertible Senior Notes due 2011 and to the incorporation by reference therein of our reports dated February 2, 2004, with respect to the 2003 and 2002 consolidated financial statements and schedule of McMoRan Exploration Co. included in its Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana

December 29, 2004